Filed by Black Knight, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: May 4, 2022

The following communications were made available on May 4, 2022 by Black Knight, Inc. (“BKI”) in connection with the proposed transaction between BKI and Intercontinental Exchange, Inc. (the “proposed transaction”).

The following email was sent by Anthony M. Jabbour, Chairman and Chief Executive Officer of BKI, to BKI employees on May 4, 2022 in connection with the proposed transaction:

An Important Announcement from Anthony Jabbour

Black Knight just announced that we have entered into a definitive agreement to be acquired by Intercontinental Exchange (NYSE: ICE) in a cash and stock transaction valued at $85 per share. ICE is a Fortune 500 company and leading global provider of data, technology and market infrastructure, which owns large financial exchanges, such as the New York Stock Exchange. ICE has a proven and material commitment to the mortgage industry. Adding Black Knight’s robust solutions to ICE’s offerings will help further our common mission to transform the industry, deliver efficiencies for our clients and provide a better experience for consumers. You can read more details in today’s press release.

ICE clearly sees the value that Black Knight brings to our industry and the strong momentum we have created. ICE’s strategy is to augment its company with our strong and innovative solutions, as well as our knowledgeable and dedicated employees.

Why did we engage in this transaction?

Operationally, Black Knight is performing extremely well by any metric, and one of the many reasons our results are so strong is because of all of you. You’ve made sure we deliver on the promises we make, and that resonates with our clients, partners and the market at large.

What we are doing is working. You can see it in the accelerated number of innovative products we deliver, in our sales results, in our client satisfaction scores and in the number of client renewals we’ve had over the past few years.

While we have been delivering consistently strong results, our stock has not reflected that performance. It’s not surprising that companies with a deep understanding of the market, like ICE, realize the value in Black Knight. ICE wants to acquire Black Knight and the business model we have established because it is working.

We believe this combination will result in more investment to further transform the mortgage process. ICE has a track record of investing in transformative technologies; and both companies are focused on improving the mortgage process for our clients and consumers. As a result, we will also be able to deliver more valuable products to our clients – with urgency.

The next step in this process will be to gain the necessary stockholder and regulatory approvals. Given these milestones, we anticipate this transaction will likely close in the first half of 2023. Until that time, we will continue to operate as independent businesses, while we look forward to the ultimate joining of these successful companies.

About ICE

ICE’s mission is to design, build and operate digital networks to connect people to opportunity, leveraging best-in class data, technology and expertise. Founded in 2000, ICE has approximately 9,200 employees across the globe, including approximately 2,900 people on its Mortgage Technology team.

As part of a global and diverse Fortune 500 company, employees will have more opportunities for career growth and advancement. Additionally, ICE and its business units, like the NYSE, are well-recognized brand names across multiple industries, so employees can take pride in working for a leader that is focused on connecting people, businesses and opportunities.

ICE has core values similar to ours:

•	Professionalism & integrity—We hold ourselves and each other to the highest standards

•	Collaboration—We work as one team focused on a common set of objectives and committed to each other’s success

•	Communication—We communicate clearly, constructively, and frequently

•	Problem-solving—We focus on identifying and solving our customers’ needs and make well-informed, quick decisions

•	Leadership—We lead by example

ICE offers a competitive and comprehensive benefits package including:

•

Health and welfare benefits — such as medical, dental, vision, life and disability insurance — that are competitive and relevant in the regions where ICE operates. All employees are eligible for paid time off in line with industry and local norms. That includes parental leave, which in most cases exceeds legally required amounts.

•

Through Employee Assistance Plans in most of their locations, ICE provides free and discounted counseling services for dealing with stress, traumatic life events or mental health issues, as well as general wellness programs.

•	Top-tier retirement savings programs, which include an employer match program in the U.S., and an Employee Stock Purchase Plan available in nearly all ICE locations.

•

Like Black Knight, ICE believes it is important to support the communities where its employees live and work. They believe employees are best suited to know where those needs are. As a result, they match charitable contributions for all employees up to $5,000 annually.

•

Throughout the employee life cycle, ICE is focused on developing and training its people to ensure their ability to advance in their careers. Their employee development programs include career development opportunities, technical training and on-demand resources.

What does this mean for our clients and the industry?

Our offerings are complementary to ICE’s solutions and give us the opportunity to provide our products and services to a larger client base. While it is too early to have a clear roadmap for the future of the combined companies, the goal is to move forward to deliver the solutions that best meet each client’s needs. The expectation is that we will continue to offer those solutions that help our clients achieve the greatest levels of success. Ultimately, we will have more solutions to offer our clients.

Focus on Clients is Essential

We have an extremely talented, dedicated and skilled team of employees. I know that announcements like this can often cause distractions. It is very important that we stay focused on our clients and continue to deliver excellent service. Please assure our clients that the superior service and support they are accustomed to receiving will continue. I have confidence that our team of professionals will follow through on that commitment.

More Information

Please plan to join a townhall we will be hosting on Thursday, May 5, at 11 a.m. ET to provide additional information about this announcement, as well as provide other company updates. An email with a link to register for the Townhall was sent May 2 from Corporate Communications to all employees, and the link is also posted in a May 2 message on the Black Knight Enterprise Yammer channel. You can also contact Corporate.Communications@bkfs.com.

Additionally, ICE will be hosting the company’s earnings call Thursday, May 5, at 8:30 a.m. ET. A live audio webcast of the conference call will be available on ICE’s website at www.theice.com in the Investor Relations section. Finally, we will be hosting the Black Knight earnings call on Friday, May 6, at 8:30 a.m. ET. You can listen to this call from Black Knight’s Investor Relations website at https://investor.blackknightinc.com.

In keeping with Black Knight’s Media Policy, if you are contacted by the media, investors or analysts about this acquisition or any other issue, please do not respond, but rather forward the requester’s message to Chief Marketing Officer Michelle Kersch or Vice President of Investor Relations Steve Eagerton:

Media calls: Michelle Kersch, 904.854.5043 or michelle.kersch@bkfs.com.

Investor/analyst calls: Steve Eagerton, 904.854.3683 or steven.eagerton@bkfs.com.

If you receive questions from clients or others in the industry, please let them know that it is still early in the process, and we look forward to learning more about the benefits the combination of our companies will deliver.

I want to take this opportunity to thank you for your continued dedication and support. We have the best colleagues in the industry, and we are excited about the new opportunities this transaction will provide to you, our clients, the wider industry and, ultimately, the consumer.

/s/ Anthony M. Jabbour

The following FAQs were made available by BKI to BKI employees on May 4, 2022 in connection with the proposed transaction:

Employee FAQ for ICE Announcement

1. What was announced?

On Wednesday, May 4, 2022, we announced that Black Knight has entered into a definitive agreement to be acquired by Intercontinental Exchange (NYSE: ICE) in a cash and stock transaction valued at $85 per share.

2.	Why did we enter into this transaction?

•

Operationally, Black Knight is performing extremely well by any metric. While we have been delivering consistently strong results, our stock has not reflected that performance. It’s not surprising that companies with a deep understanding of the market, like ICE, realize the value in Black Knight. ICE wants to acquire Black Knight and the business model we have established because it is working.

•

As a publicly traded company, one of our primary responsibilities is to our shareholders. This offer was presented to us; and our Board of Directors approved. Black Knight’s shareholders will be voting on it next.

3.	What employee benefits or incentives will be offered in the future?

•	Advantages of the acquisition:

•	Larger organization – more opportunities for career growth

•	Fortune 500 company

•	More opportunities to develop innovative solutions

•	Have a hybrid work-from- office/home program in place.

•	ICE also provides strong employee benefits, including:

•

Health and welfare benefits — such as medical, dental, vision, life and disability insurance — that are competitive and relevant in the regions where ICE operates. All employees are eligible for paid time off in line with industry and local norms. That includes parental leave, which in most cases exceeds legally required amounts.

•

Through Employee Assistance Plans in most of their locations, ICE provides free and discounted counseling services for dealing with stress, traumatic life events or mental health issues, as well as general wellness programs.

•	Top-tier retirement savings programs, which include an employer match program in the U.S., and an Employee Stock Purchase Plan available in nearly all ICE locations.

•

Like Black Knight, ICE believes it is important to support the communities where its employees live and work. They believe employees are best suited to know where those needs are. As a result, they match charitable contributions for all employees up to $5,000 annually.

•

Throughout the employee life cycle, ICE is focused on developing and training its people to ensure their ability to advance in their careers. Their employee development programs include career development opportunities, technical training and on-demand resources.

4.	What will happen to my stock in the Employee Stock Purchase Program? Does ICE have an ESPP?

•

The Black Knight ESPP will remain in place through the closing date of the transaction, which is expected to be during the first half of 2023. Immediately prior to closing, all accumulated contributions in participating employees’ ESPP accounts will be used to purchase shares of Black Knight stock. Those shares will then be converted into the right to receive the merger consideration. Any matching credits that participants would have received for each quarter end occurring prior to the closing date (assuming that the participant had remained employed through the annual anniversary of those quarter ends and disregarding the holding period) will be distributed to participants in cash within ten business days after the transaction closes. The Black Knight ESPP will terminate at closing, but ICE also has an ESPP.

5.	Will any offices be closed?

•	ICE will maintain the current Black Knight campus in Jacksonville, FL and anticipates adding more employees to this campus.

•	Where we have overlapping office footprints (e.g., Atlanta), we imagine ICE will want to consolidate to a single location, at some point.

•	Otherwise, outside of existing Black Knight plans for our office footprint, we are not aware of any ICE plans to close Black Knight offices.

6.	Are there any anticipated product changes or discontinuations?

•

ICE plans to continue to promote, sell and fully support current Black Knight products, including the Empower and LoanCatcher LOS platforms, as well as the Optimal Blue PPE, Data & Analytics solutions and the MSP servicing platform.

•	The goal is to move forward with both companies’ loan origination systems, delivering the solution that best meets the lender’s needs.

•	Indeed, ICE intends to spend millions of dollars enhancing the Black Knight suite of products and introducing additional offerings.

•

ICE also intends to continue to make existing Black Knight products, such as the Optimal Blue PPE, available and fully supported on third-party LOS platforms. In sum, ICE does not intend to change any of Black Knight’s “go-to-market” practices.

•	Many of Black Knight’s solutions are already integrated in the ICE mortgage technology platform through long-established relationships and will continue to remain accessible moving forward.

•

It is too early to have a clear roadmap for the future of all solutions. The ultimate goal is to deliver the best offerings that will help our clients achieve greater levels of success and provide a better experience for the consumer.

7.	Will you continue to make investments in and support Empower and Optimal Blue? How will you support products going forward? Will you continue to support all existing third-party connections?

•	Yes. ICE intends to spend millions of dollars enhancing the Black Knight suite of products and introducing additional offerings.

•

ICE plans to continue to promote, sell and fully support current Black Knight products including the Empower and LoanCatcher LOS platforms, as well as the Optimal Blue PPE, Data & Analytics solutions and the MSP servicing platform.

•

ICE also intends to continue to make existing Black Knight products, such as the Optimal Blue PPE, available and fully supported on third-party LOS platforms. In sum, ICE does not intend to change any of Black Knight’s “go-to-market” practices.

•	ICE Mortgage Technology has always been, and will always be, an open platform with a goal of providing maximum choice for all participants within the mortgage ecosystem.

•

Many of the solutions that Black Knight provides are already integrated in the ICE mortgage technology platform through long-established relationships and will continue to remain accessible moving forward.

8.	Will Optimal Blue continue to be available on other LOS?

•	ICE remains committed to have an open platform and will fully support Black Knight/Optimal Blue’s existing partners, making all products available on other third-party LOS.

•

Many of the solutions that Black Knight provides are already integrated in the ICE mortgage technology platform through long-established relationships and will continue to remain accessible moving forward.

9.	Will Black Knight host an Information Exchange conference in 2023?

•	The 2023 IE conference is scheduled for April 16-19.

10.	Will there be changes to leadership?

•	Black Knight plans to continue to hire new employees and grow the company.

•	It’s early in the process and the organizational structure for the combined companies has not been determined. Black Knight will update employees as decisions are made.

•

There will be no changes to the leadership prior to the closing of the transaction (other than the exciting changes to the executive management team in February 2022), and things are business as usual until then.

•	Leadership after the closing has not been determined.

*        *        *         *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc.’s (“BKI”) or Intercontinental Exchange, Inc.’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.